Texas Tower, USA Ignacio Madridejos CEMEX USA Exhibit 8

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend” or other similar words. These forward-looking statements, and in particular in the case of CEMEX’s new plan, “A Stronger CEMEX”, reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include, the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; availability of raw materials and related fluctuating prices; general political, social, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects its operations and any significant economic, political or social developments in those markets, as well as any inherent risk to international operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under CEMEX’s material debt agreements, the indentures that govern CEMEX’s outstanding senior secured notes and CEMEX’s other debt instruments; the availability of short-term credit lines, assisting in connection with market cycles; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; loss of reputation of our brands; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products, including CEMEX’s “A Stronger CEMEX” plan; the increasing reliance on information technology infrastructure for CEMEX’s operations, sales in general, sales invoicing, procurement, financial statements and other processes that can adversely affect CEMEX’s sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products; weather conditions including disasters such as earthquakes and floods; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements , including the United States-Mexico-Canada Agreement (USMCA), if it comes into effect, and the North American Free Trade Agreement (NAFTA), both of which Mexico is a party to; terrorist and organized criminal activities as well as geopolitical events; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements, after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances. CEMEX’s “A Stronger CEMEX” plan is designed based on CEMEX’s current beliefs and expectations. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2018 EBITDA driven by top-line growth Note: EBITDA is on a like-to-like basis 17.5% EBITDA margin EBITDA variation ($ M) 17.2% -0.3pp

Key states likely to outperform U.S. average U.S. total cement demand (M tons) 1) CAGR from 2018 to 2023 2) CEMEX key states refers to Arizona, California, Florida and Texas Source: U.S. Geological Survey, CEMEX estimates Residential cement demand (2019e YoY %) CX key states2 Streets & highways cement demand (2019e YoY %) CX key states2 Practical Capacity 1

Offering superior customer experience Los Angeles, CA – Sixth Street Viaduct Strong position in key metro markets Unique capabilities to serve large scale and complex projects San Francisco, CA – Salesforce Tower Digital technology offering, working hand in hand with our customers Quality products and sustainable solutions Orlando, FL – Kennedy Concrete Small-end customers offering Schedule flexibility and quick turnaround Digital marketing approach

Pricing expected to compensate for cost inflation Price Cement (LC/ton) Ready-mix (LC/m3) Aggregates (LC/ton)

Cost headwinds expected to subside Total unitary cost1 Cement (LC/ton) Ready-mix (LC/m3) Aggregates (LC/ton) 1) Total unitary cost includes manufacturing, distribution, SG&A, imports and others

Total 2019 + 2020 A Stronger CEMEX initiatives to improve profitability Identified savings ($ M)

What to expect from us Continue prioritizing health and safety to achieve Zero for Life Leverage our presence in key markets to outperform national growth Implement pricing strategies that reflect input-cost inflation Capture full value of our products through superior customer experience Pursue selective organic growth opportunities to increase top line Improve profitability through A Stronger CEMEX initiatives

Texas Tower, USA